# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AMTD DIGITAL INC., CIK 0001809691
CUSIP: 00180N101
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 66 RUE JEAN-JACQUES ROUSSEAU, PARIS, France (I0), 75001
Date of event which requires filing of this statement: 02/07/2025
Filed by CIK 0001765856
Persons authorized to receive notices and communications: AMTD Group Inc., 66 rue Jean-Jacques Rousseau, Paris, France (I0), 75001, 33(0)1 4236 4597; AMTD IDEA Group, 66 rue Jean-Jacques Rousseau, Paris, France (I0), 75001, 33(0)1 4236 4597; The Generation Essentials Grou, 66 rue Jean-Jacques Rousseau, Paris, France (I0), 75001, 33(0)1 4236 4597; World Media and Entertainment, 66 rue Jean-Jacques Rousseau, Paris, France (I0), 75001, 33(0)1 4236 4597

## Reporting persons
- AMTD Group Inc. (CIK 0001765856): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 81,721,487; sole dispositive power 0; shared dispositive power 81,721,487; aggregate amount beneficially owned 81,721,487 (64.8% of the class)
  Comment: (1) Representing (i) 46,902,440 Class B ordinary shares, which may be converted into 46,902,440 Class A ordinary shares at any time, directly held by AMTD IDEA Group, (ii) 13,333,333 Class A ordinary shares directly held by The Generation Essentials Group, and (iii) 21,485,714 Class A ordinary shares directly held by World Media and Entertainment Group Inc. AMTD Group Inc. holds 34.0% of the issued and outstanding share capital of AMTD IDEA Group, representing 46.8% of the total outstanding voting power of the ordinary shares of AMTD IDEA Group. AMTD IDEA Group holds 64.8% of the issued and outstanding share capital of the Issuer, representing 95.7% of the total outstanding voting power of the ordinary shares of the Issuer. AMTD IDEA Group holds 90.3% of the issued and outstanding share capital of The Generation Essentials Group and the Issuer holds 52.5% of the issued and outstanding share capital of The Generation Essentials Group. World Media and Entertainment Group Inc. is a wholly-owned subsidiary of The Generation Essentials Group.
  
  (2) The percentage of the class of securities beneficially owned by the reporting person is calculated based on a total of 126,163,971 issued and outstanding ordinary shares (consisting of 78,809,300 Class A ordinary shares and 47,354,671 Class B ordinary shares) of the Issuer as of April 30, 2025, assuming conversion of all Class B ordinary shares into Class A ordinary shares. For the reporting person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class. Each Class B ordinary share is entitled to twenty votes per share, whereas each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.
- AMTD IDEA Group: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 46,902,440; shared voting power 81,721,487; sole dispositive power 46,902,440; shared dispositive power 81,721,487; aggregate amount beneficially owned 81,721,487 (64.8% of the class)
  Comment: (1) Representing 46,902,440 Class B ordinary shares, which may be converted into 46,902,440 Class A ordinary shares at any time, directly held by AMTD IDEA Group.
  
  (2) Representing (i) 13,333,333 Class A ordinary shares directly held by The Generation Essentials Group, and (ii) 21,485,714 Class A ordinary shares directly held by World Media and Entertainment Group Inc. AMTD IDEA Group holds 64.8% of the issued and outstanding share capital of the Issuer, representing 95.7% of the total outstanding voting power of the ordinary shares of the Issuer. AMTD IDEA Group holds 90.3% of the issued and outstanding share capital of The Generation Essentials Group and the Issuer holds 52.5% of the issued and outstanding share capital of The Generation Essentials Group. World Media and Entertainment Group Inc. is a wholly-owned subsidiary of The Generation Essentials Group.
  
  (3) The percentage of the class of securities beneficially owned by the reporting person is calculated based on a total of 126,163,971 issued and outstanding ordinary shares (consisting of 78,809,300 Class A ordinary shares and 47,354,671 Class B ordinary shares) of the Issuer as of April 30, 2025, assuming conversion of all Class B ordinary shares into Class A ordinary shares. For the reporting person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class. Each Class B ordinary share is entitled to twenty votes per share, whereas each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.
- The Generation Essentials Group: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 13,333,333; shared voting power 34,819,047; sole dispositive power 13,333,333; shared dispositive power 34,819,047; aggregate amount beneficially owned 34,819,047 (27.6% of the class)
  Comment: (1) Representing (i) 13,333,333 Class A ordinary shares directly held by The Generation Essentials Group, and (ii) 21,485,714 Class A ordinary shares directly held by World Media and Entertainment Group Inc. World Media and Entertainment Group Inc. is a wholly-owned subsidiary of The Generation Essentials Group.
  
  (2) The percentage of the class of securities beneficially owned by the reporting person is calculated based on a total of 126,163,971 issued and outstanding ordinary shares (consisting of 78,809,300 Class A ordinary shares and 47,354,671 Class B ordinary shares) of the Issuer as of April 30, 2025, assuming conversion of all Class B ordinary shares into Class A ordinary shares. For the reporting person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class. Each Class B ordinary share is entitled to twenty votes per share, whereas each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.
- World Media and Entertainment Group Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 21,485,714; shared voting power 0; sole dispositive power 21,485,714; shared dispositive power 0; aggregate amount beneficially owned 21,485,714 (17% of the class)
  Comment: (1) Representing 21,485,714 Class A ordinary shares directly held by World Media and Entertainment Group Inc.
  
  (2) The percentage of the class of securities beneficially owned by the reporting person is calculated based on a total of 126,163,971 issued and outstanding ordinary shares (consisting of 78,809,300 Class A ordinary shares and 47,354,671 Class B ordinary shares) of the Issuer as of April 30, 2025, assuming conversion of all Class B ordinary shares into Class A ordinary shares. For the reporting person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class. Each Class B ordinary share is entitled to twenty votes per share, whereas each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: AMTD DIGITAL INC.
Address of issuer's principal executive offices: 66 RUE JEAN-JACQUES ROUSSEAU, PARIS, France (I0), 75001
Comment:
Explanatory Note

This statement on Schedule 13D constitutes Amendment No. 1 to the initial Schedule 13D (the "Original Filing") filed on February 16, 2023 on behalf of each of AMTD Group Inc. ("AMTD Group"), AMTD IDEA Group, The Generation Essentials Group ("TGE") and World Media and Entertainment Group Inc. ("WME Group").

Except as provided herein, this statement does not modify any of the information previously reported on the Original Filing. Capitalized terms used but not defined in this statement have the meanings ascribed to them in the Original Filing.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by AMTD Group, AMTD IDEA Group, TGE and WME Group (collectively, the "Reporting Persons," and each, a "Reporting Person") pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 99.1.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person except as otherwise provided in Rule 13d-1(k).
Residence or business address:
AMTD Group is a British Virgin Islands company. AMTD Group is a conglomerate with core business portfolio spanning across financial services, digital solutions, media and culture, education and training, and premium assets. The principal executive offices of AMTD Group are located at 66 rue Jean-Jacques Rousseau, 75001 Paris, France.

AMTD IDEA Group is a Cayman Islands company. AMTD IDEA Group is a leading comprehensive financial institution. The principal executive offices of AMTD IDEA Group are located at 66 rue Jean-Jacques Rousseau, 75001 Paris, France.

TGE is a Cayman Islands company. TGE focuses on global strategies and developments in multi-media, entertainment, and cultural affairs worldwide as well as hospitality and VIP services. The principal executive offices of TGE are located at 66 rue Jean-Jacques Rousseau, 75001 Paris, France.

WME Group is a British Virgin Islands company. WME Group is an investment holding company. The principal executive offices of WME Group are located at 66 rue Jean-Jacques Rousseau, 75001 Paris, France.
Present principal occupation or employment: The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented by adding the following at the end.

On July 19, 2023, AMTD IDEA Group issued an aggregate of 45,000,000 ADSs, representing 90,000,000 Class A ordinary shares, to certain selected investors for a total consideration of US$93.6 million.

On December 31, 2023, the Issuer issued 192,307 Class B ordinary shares to AMTD IDEA Group for a total consideration of US$100 million.

On December 31, 2023, AMTD IDEA Group repurchased 4,773,270 Class B ordinary shares of AMTD IDEA Group from AMTD Group at a per share price of US$8.38, pursuant to a share repurchase agreement dated December 31, 2023. Consideration payable by AMTD IDEA Group for the repurchase was settled by an offset of an amount of US$40 million from the outstanding balance due from AMTD Group to AMTD IDEA Group.

On October 8, 2024, the Issuer issued 21,485,714 Class A ordinary shares to World Media and Entertainment Group Inc., at a total consideration of US$188 million.

On November 26, 2024, the Issuer issued 13,333,333 Class A ordinary shares to The Generation Essentials Group, at a total consideration of US$100 million.

On February 7, 2025, AMTD IDEA Group issued 139,517,423 Class B ordinary shares at a consideration of US$20 million to acquire a premium property.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The percentage of the class of securities beneficially owned by each Reporting Person is calculated based on a total of 126,163,971 issued and outstanding ordinary shares (consisting of 78,809,300 Class A ordinary shares and 47,354,671 Class B ordinary shares) of the Issuer as of April 30, 2025, assuming conversion of all Class B ordinary shares into Class A ordinary shares. For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class. Each Class B ordinary share is entitled to twenty votes per share, whereas each Class A ordinary share is entitled to one vote per share.
Transactions in the class effected during the past sixty days: Except as disclosed in this Statement, neither the Reporting Persons nor to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Class A ordinary shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Statement, neither the Reporting Persons nor to the best of their knowledge, any of the persons listed in Schedule A hereto, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 3 is hereby incorporated by reference in its entirety.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No.:

*99.1 Joint Filing Agreement, dated February 16, 2023, between AMTD Assets Alpha Group and AMTD Group Inc.

*99.2 Share Subscription Agreement dated August 15, 2022 between AMTD Assets Alpha Group and AMTD IDEA Group

*99.3 Share Subscription Agreement dated August 15, 2022 between AMTD Digital Inc. and AMTD IDEA Group

99.4 Joint Filing Agreement, dated April 30, 2025, between AMTD Group Inc., AMTD IDEA Group, The Generation Essentials Group and World Media and Entertainment Group Inc.

* Previously filed.

## Signatures
- AMTD Group Inc.: /s/ Feridun Hamdullahpur, Feridun Hamdullahpur/Director (04/30/2025)
- AMTD IDEA Group: /s/ Feridun Hamdullahpur, Feridun Hamdullahpur/Director (04/30/2025)
- The Generation Essentials Group: /s/ Feridun Hamdullahpur, Feridun Hamdullahpur/Director (04/30/2025)
- World Media and Entertainment Group Inc.: /s/ Feridun Hamdullahpur, Feridun Hamdullahpur/Director (04/30/2025)